UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

November 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Teal Upstream Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,351,961 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,351,961 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,961 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.41% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,351,961 shares of common stock, par value $0.01 per share (the “Common Stock”), of SilverBow Resources, Inc. (the “Issuer”) issued in the Acquisition (as defined in Item 4 below).
(2)

Based on 14,726,605 shares of Common Stock outstanding as of October 29, 2021, as represented by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2021, plus the 1,351,961 shares of Common Stock issued in the Acquisition.

CUSIP No. 82836G102	SCHEDULE 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS TNR-CRX STX Holdings LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,351,961 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,351,961 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,961 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.41% (3)
12	TYPE OF REPORTING PERSON OO

(1)	TNR-CRX STX Holdings LLC, a Delaware limited liability company (“Holdings”), is managed by its member, Teal Upstream Holdings, LLC, a Delaware corporation (“Teal”), and Teal controls Holdings.
(2)	Consists of 1,351,961 shares of Common Stock of the Issuer issued in the Acquisition.
(3)

Based on 14,726,605 shares of Common Stock outstanding as of October 29, 2021, as represented by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2021 plus the 1,351,961 shares of Common Stock issued in the Acquisition.

CUSIP No. 82836G102	SCHEDULE 13G	Page 4 of 6 Pages

Item 1. (a) Name of Issuer

SilverBow Resources, Inc. (the “Issuer”)

Item 1. (b) Address of Issuer’s Principal Executive Offices

920 Memorial City Way, Suite 850, Houston, Texas 77024

Item 2. (a), (b) and (c) Name of Person Filing; Address of Principal Business Office; Citizenship:

This statement on Schedule 13G is being filed jointly by Teal , and Holdings, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13G for their Joint Filing Agreement.

Teal

Teal, a Delaware limited liability company, is an independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas within the United States. The principal address of Teal is 8235 Douglas Ave., Suite 1100, Dallas, Texas 75225.

Holdings

Holdings, a Delaware limited liability company, is a subsidiary of Teal. The principal address of Holdings is 8235 Douglas Ave., Suite 1100, Dallas, Texas 75225.

Item 2. (d) Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2. (e) CUSIP No.:

82836G102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 82836G102	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Teal	1,351,961	8.41	%(1)
Holdings	1,351,961	8.41	%(1)

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Teal	1,351,961	0	1,351,961	0
Holdings	0	1,351,961	0	1,351,961

(1)

On November 19, 2021 (the “Closing Date”), pursuant to a purchase and sale agreement dated as of October 8, 2021 by and among the Issuer, SilverBow Resources Operating, LLC, Teal Natural Resources, LLC, and Castlerock Production, LLC, which will be filed with the Securities and Exchange Commission with the Issuer’s Annual Report on Form 10-K for the year-ended December 31, 2021 (the “PSA”), the Issuer consummated the acquisition (the “Acquisition”) of certain oil and gas properties in the Eagle Ford Basin and related assets and contracts in exchange for $45.0 million in cash, subject to customary closing price adjustments, and the issuance to Holdings of 1,351,961 shares of Common Stock (the “Shares”). Teal, as the managing member of Holdings, is deemed to beneficially own the Shares. Ownership percentages are based on 14,726,605 shares of Common Stock outstanding as of October 29, 2021, as represented by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2021, plus the 1,351,961 shares of Common Stock issued in the Acquisition.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

CUSIP No. 82836G102	SCHEDULE 13G	Page 6 of 6 Pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

TEAL UPSTREAM HOLDINGS, LLC

By:	/s/ John C. Roby
Name:	John C. Roby
Title:	Chief Executive Officer

TNR-CRX STX

By:	/s/ John C. Roby
Name:	John C. Roby
Title:	Chief Executive Officer